SPECIAL INVITATION

Follow our conference call:
4th Quarter of 2012 Earnings Results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:ITUB4) is pleased to invite you to participate in our conference calls about the 4th quarter of 2012 earnings results.
The live webcast will be available at www.itau-unibanco.com/ir

Save the date: February 6, 2013
Access Code:  Itau Unibanco
Portuguese:	English:
● 07:30 AM (EST)	● 09:00 AM (EST)
● 10:30 AM (Brasília time)	● 12:00 PM (Brasília time)
(55-11) 4706-0951 (55-11) 2104-8901	Toll-free from the US: (1-866) 262-4553 In Brazil: (55-11) 4706-0951 (55-11) 2104-8901 Other countries: (1-412) 317-6029

Presentation:

Roberto Egydio Setubal
CEO (Chief Executive Officer)

Alfredo Egydio Setubal
Executive Vice President and IRO

Candido Bracher
Itaú BBA’s CEO

Caio Ibrahim David
CFO (Chief Financial Officer)

Rogério Calderón
Corporate Controller & Head of Investor Relations

The live webcast will be available at www.itau-unibanco.com/ir. The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until February 12, 2013, dial (55 11) 4688-6312. Access codes: 1836677# (call in Portuguese) and 3019809# (call in English). The slide presentation will be available for viewing and downloading on Wednesday morning. If you have any questions, please contact Mrs. Silvia Pinheiro at FIRB-Financial Investor Relations Brasil, at (55 11) 3500-5564 or silvia.pinheiro@firb.com